
03056220

NO ACT
P.E 1-27-03
333-37557



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2003

George G. Yearsich
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2003

Re: Cell Pathways, Inc.
Incoming letter dated January 27, 2003

Dear Mr. Yearsich:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to Cell Pathways by H. Patricia Norman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: H. Patricia Norman
942 St. Matthews Rd.
Chester Springs, PA 19425

CRG4

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

George G. Yearsich
202-739-5255
gyearsich@morganlewis.com

January 27, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by H. Patricia Norman

Ladies and Gentleman:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Cell Pathways, Inc. ("Cell Pathways" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from H. Patricia Norman (the "Proponent"):

> "**Shareholder Proposal**: Amend the Bylaws to require shareholder approval for any grants of stock options issued under the 1997 Equity Incentive Plan and/or any re-pricing of any outstanding options to named executive officers covered by §229.402(a)(3)(i)-(ii) of Regulation S-K other than initial (inaugural) grants to new officers."

A copy of the Proposal is enclosed as Exhibit A.

The Proposal seeks to have the stockholders amend the Company's Bylaws. Pursuant to the provisions of Rule 14a-8, the Company intends to exclude the Proposal from its proxy materials in connection with the 2003 Annual Meeting pursuant to:

(i) Rule 14a-8(i)(2) because the proposed Bylaw, if implemented, would directly conflict with Delaware law, and would also violate Delaware law by conflicting with Article V of the Company's Certificate of Incorporation (the "Charter"); and

(ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

1. <u>The Proposal, If Implemented, Would Require Cell Pathways to Violate Law</u>.

Rule 14a-8(i)(2) states that a company may omit a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. For the reasons set forth below, the Company believes, and it is our opinion, that implementation of the Proposal for a stockholder-initiated Bylaw amendment would cause the Company to violate Delaware law.

Cell Pathways is a Delaware corporation. Section 109(a) of the Delaware General Corporation Law ("DGCL") gives the stockholders of a Delaware corporation the power to amend the bylaws without the approval of the board of directors. Section 109(b), however, limits the scope of that power:

> "The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its right or powers or the rights or powers of its stockholders, directors, officers and employees." (Emphasis added.)

Accordingly, the proposed stockholder-initiated Bylaw amendment would, if adopted, be deemed to violate Section 109(b) of the DGCL if the Bylaw is inconsistent with either the DGCL or the Charter.

a. The Proposed Stockholder Bylaw Is Inconsistent with the DGCL.

The proposed stockholder-initiated Bylaw amendment conflicts with Sections 141(a), 157, 122(15), 102(b)(1), 153, and 109(b) of the DGCL. Under Section 141(a) of the DGCL, the business of a corporation is to be managed by its board of directors. Section 141(a) of the DGCL states in part:

> "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." (Emphasis added.)

Thus, Section 141(a) requires that any limitation on the powers of the Board to manage the Company be set forth in the DGCL or in the Charter, not the Bylaws. The Charter does not include any provision that can be read to limit the Board's power with respect to the subject matter of the Proposal.

One of the most well-settled principles of Delaware law is that stockholders cannot limit the board of directors in the exercise of its business judgment regarding matters conferred to the board's discretion by law or the certificate of incorporation. As the Delaware Supreme Court has stated, "a [c]ardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors," citing Section 141(a) of the DGCL); and Quickturn Design Sys. Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.").

In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. V. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated that "[t]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."

For many years, companies cited Section 141(a) of the DGCL for the proposition that stockholder proposals submitted to a Delaware corporation in the form of stockholder-initiated bylaw amendments were invalid -- and, therefore, properly omitted from their proxy materials under Rule 14a-8(i)(1) or (2) -- because they improperly interfered with the board of directors' authority to manage the business and affairs of the company. Prior to 1998, the Staff of the Division of Corporation Finance (the "Staff") often either determined not to express a view with respect to the application of Rule 14a-8(i)(1) or (2), or refused to grant no-action relief on those grounds, because the appropriateness of such stockholder action was an unsettled point of Delaware law. See, e.g., General DataComm Industries, Inc. (December 9, 1998) (Staff determined not to express a view on the application of Rule 14a-8(i)(1) to a proposal seeking a stockholder-initiated bylaw amendment requiring stockholder approval of any stock option re-pricing); and PLM Int'l, Inc. (April 28, 1997) (Staff refused to grant no-action relief under Rule 14a-8(i)(1) to a proposal seeking a stockholder-initiated bylaw amendment limiting the adoption of rights plans).

In 1998, however, in Quickturn the Delaware Supreme Court invalidated a rights plan that prohibited a newly elected Quickturn board of directors from redeeming the rights issued under the Quickturn rights plan for a period of six months (the "Delayed Redemption Provision"). The Court found that such a provision, although narrowly drafted, was invalid under Delaware law because it impermissibly would deprive a future board of its authority under Section 141(a) to discharge its "fundamental management duties to the corporation and its stockholders . . . ." In so holding, the Court stated:

> "While the Delayed Redemption Provision limits the board of directors' authority only in one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation."

Quickturn Design Sys. Inc. v. Shapiro, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted).

The Delaware Supreme Court further explained in Quickturn that the Delayed Redemption Provision "tends to limit in a substantial way the freedom of the [newly elected] directors' decisions on matters of management policy," thereby "violat[ing] the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board." Id.

The Delaware Supreme Court's 1998 decision in Quickturn -- together with Sections 141(a), 153, and 157 (discussed below) of the DCGL -- provided Delaware corporations and their counsel with sound legal authority to opine that stockholder-initiated bylaw amendments limiting a board's authority in carrying out rights plans were invalid under Delaware law. Based on opinions of counsel citing the specific powers of the board to grant rights and options under Section 157 of the DGCL, as well as the Court's holding in Quickturn interpreting the broad grant of board authority in Section 141(a) of the DGCL, the Staff has consistently allowed companies to exclude such proposals from their proxy materials under Rule 14a-8(i)(2). See, e.g., Toys "R" Us, Inc. (April 9, 2002) (proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing stockholder rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc. (April 5, 2002) (same); and Novell, Inc. (February 14, 2000) (same). See generally Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607 (1999); and Lawrence A. Hammermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?, 73 Tul. L. Rev. 409 (1998).

The Delaware Supreme Court's holding in Quickturn likewise strongly supports the conclusion that a proposed stockholder-initiated bylaw amendment limiting the board's ability to grant or re-price stock options would contravene Section 141(a). In General DataComm Indus., Inc. v. State of Wisconsin Inv. Bd., 731 A.2d 818, 821-22 (Del. Ch. 1999), the Delaware Chancery Court was asked to declare invalid a proposal seeking a stockholder-initiated bylaw amendment requiring stockholder approval before the re-pricing of any outstanding stock options. Although the Court held that the action was not ripe for adjudication prior to stockholder adoption of the bylaw, the Court acknowledged that the company "may be . . . correct in stating that the Re-Pricing Bylaw is obviously invalid under the teaching of Quickturn," and that, "[a]t a minimum, the question [of legality] would seem to require consideration of several provisions of the Delaware General Corporation Law, including §102, §109, §141, §153, and §157, as well as relevant caselaw, including Quickturn."

Consistent with the broad principle of law applied in Quickturn, one of the areas with respect to which boards of directors have been exclusively allocated the power to "deal with questions of management policy" and "make business decisions" is compensation. See, e.g., Haber v. Bell, 465 A.2d 353, 359 (Del. 1983) ("generally directors have the sole authority to determine compensation levels and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor" (emphasis added)); and Pogostin v. Rice, C.A. No. 6235, slip op. at 10 (Del. Ch. Aug. 12, 1983) (compensation levels are within the discretion of the board of directors), aff'd, 480 A.2d 619 (Del. 1984).

Section 122(15) of the DGCL establishes the board's authority to establish and carry out, among other things, stock option, incentive, and compensation plans. Furthermore, Section 102(b)(1) of the DGCL permits a company to set forth in its certificate of incorporation "any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders," so long as such provisions are not contrary to the laws of Delaware. In fact, the Company has included provisions in the Charter allocating broad powers to the Board, as discussed more fully below. More specifically, Section 157 of the

DGCL vests the power to grant rights and options exclusively in the Board. Section 157 of the DGCL provides, in pertinent part:

> "(a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights, or options entitling the holders thereof to purchase form the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors."
>
> "(b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive." (Emphasis added.).

Significantly, Section 157(a) of the DGCL references the certificate of incorporation, not the bylaws, as the governing instrument that can limit the board of directors' power to issue rights and options, including their "price or prices." In addition, Section 157(a) permits only the board, not the stockholders, to approve the instruments evidencing rights and options. Further, Section 157(b) provides that the terms of stock options shall either be as stated in the certificate of incorporation or in resolutions of the board, not the stockholders, and that only the board, not the stockholders, can determine conclusively the sufficiency of the consideration. Accordingly, under the DGCL, the power to issue stock options and the terms and conditions of such stock options rests exclusively with the board, not the stockholders.

In addition, Section 153 of the DGCL governs the issuance of stock, whether pursuant to a stock option or otherwise, by providing that shares of stock with par value may be issued for such consideration as is determined from time to time "by the board of directors, or by the stockholders if the certificate of incorporation so provides" (emphasis added). Thus, similar to the construct of Section 157 of the DGCL, the power to determine the consideration paid in connection with the sale of stock is vested in the board, unless otherwise vested in the stockholders by the certificate of incorporation, not the bylaws.

The proposed stockholder-initiated Bylaw amendment would inject the stockholders into every Board decision regarding option grants to its named executive officers, except for "inaugural" grants to new officers. In making those decisions, the Board exercises its authority under Sections 122(15), 141(a), 153, and 157 of the DGCL to determine which officers should receive options, the number of options that should be granted, the terms of the options, including the timing of the grant, the form of payment, the exercise price, the vesting schedule, and the other terms contained in the documentation evidencing the "instrument." Stockholder approval of each and every grant would result in the stockholders encroaching upon the powers of the Board to make the many decisions that are necessary when granting stock options to its named executive officers.[1/] Such an intrusion on the Board's authority is not only impractical in light of the significant time and effort that is necessary to seek such stockholder approval, it is also a

---

1/ This should not be confused with stockholder approval of option plans, which plans, depending upon the circumstances, may include by their terms certain limits on the plan committee's authority, such as requiring all option grants to be at exercise prices at least equal to 100% of fair market value on the date of grant. Obtaining stockholder approval of the plan may be a voluntary corporate practice, or it may be a condition precedent to the company's obtaining or maintaining the listing of the company's shares on a stock exchange or Nasdaq or to availing the plan awards of certain benefits under applicable IRS rules.

clear usurpation of the specific powers allocated to the Board under the foregoing provisions of the DGCL.

Thus, following the teachings of Quickturn and General DataComm, and reading Section 141(a) of the DGCL together with Sections 102(b)(1), 109(b), 122(15), 153, and 157 of the DGCL, the exclusive power to grant and re-price stock options is clearly vested in the board of directors unless otherwise provided in the company's certificate of incorporation. While the Delaware legislature knew how to authorize stockholders to enact bylaws that limit that power, it did not do so in the context of compensation and, more specifically, with respect to the board's exclusive power over the grant of rights and options and their price or prices.

As noted above, the Staff has consistently permitted the exclusion of proposals that seek a stockholder-initiated bylaw amendment limiting the powers of a board of directors with respect to stockholders rights plans, also governed by Sections 141(a), 109(b), 153, and 157. See, e.g., Toys "R" Us, Inc., supra; Atlas Air Worldwide Holdings, Inc., supra; and Novell, Inc., supra. Moreover, in PacifiCorp, Inc. (February 24, 1994), the Staff permitted the omission of a stockholder proposal that sought a stockholder-initiated bylaw amendment that would require stockholder approval of compensation of executive officers. In PacifiCorp, the company, an Oregon corporation, argued that, under the Oregon Revised Statutes, any limitation on the powers of the board to manage the affairs of an Oregon corporation must be set forth in the company's articles of incorporation, and that there was no such provision in the company's articles that limited the authority of the board to determine and adopt compensation plans. The

Staff permitted omission of the proposal, stating that "the proposal is not a proper subject for action by security holders under state law since the proposal is in the form of an amendment to the company's bylaws rather than the company's articles of incorporation."

Accordingly, for the reasons stated above, the Proponent's proposed stockholder-initiated Bylaw amendment would be invalid under the DGCL. Therefore, the Proposal, if implemented, would violate Delaware law and may be excluded from the Company's 2003 proxy materials under Rules 14a-8(i)(2).

b. The Proposed Stockholder Bylaw Is Inconsistent with the Charter.

The Proponent's proposed stockholder-initiated Bylaw amendment is also in direct conflict with Article V of the Charter and, thereby violates both Section 109(b) and Section 141(a) of the DGCL. Thus, even if the stockholders were to adopt the Proponent's stockholder-initiated Bylaw amendment, the Bylaw amendment would be deemed void under Delaware law. See, e.g., Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) (proposed amendment to bylaws violates Delaware law if it is contrary to the certificate of incorporation); and Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) ("where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'").

As noted above, Section 102(b)(1) of the DGCL permits a company to include in its certificate of incorporation "any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders . . . if such provisions are not contrary to the laws of this State." Thus, the DGCL specifically authorizes a Delaware corporation to establish in its certificate of incorporation, with the approval of the stockholders, a corporate governance structure that "creat[es], defin[es], limit[s] and regulat[es]" the relative "powers" of the directors and stockholders, including limiting the power of the stockholders to regulate or restrict the powers of the directors.

Consistent with Section 102(b)(1) of the DGCL, Article V of the Charter, adopted by the Company's stockholders in 1998, explicitly reserves to the Board of Directors alone the right to determine matters affecting their powers to manage and direct the affairs of the Company. Article V (set forth in full in Exhibit B) reads, in pertinent part, as follows:

> "V. For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:
>
> "A.1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
>
> "5. . . . . Subject to the other provisions of this Article V, the Board of Directors shall determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation, the powers specified in this Article V shall be exercised only by or under the direction of the Board of Directors and may be exercised or expressed in the form of resolution, Bylaw or other form of determination or exercise; and the form of the exercise of the power shall not derogate the status of the power exercised or imply that such exercise by the Board of Directors may be altered or superseded by any person, group or entity other than the Board of Directors." (Emphasis added.)

In addition to specifically stating that the provision is intended to "further defin[e], limit[ ] and regulat[e] the powers of the Corporation, of its directors and of its stockholders," Article V, in sweeping language, specifically reserves to the Board alone the power to "determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation." Article V then provides that the powers specified in Article V "shall be exercised only by or under the direction of the Board of Directors," and that, regardless of the form in which the Board exercises its Article V powers, such powers may not be "altered or superseded by any person, group or entity other than the Board of Directors," including the stockholders. Finally, Article V notes the possibility that the Board may choose to "exercise[]" or "express[]" its power by a Bylaw, but limits such Bylaw action to a Bylaw adopted by the Board. Article V further reinforces the Board's preeminence with the added requirement that such a Bylaw could only be "altered or superseded" by the Board, not by "any person, group or entity other than the Board," including the stockholders.

As discussed above, Section 141(a) of the DGCL specifically permits limitations on the powers of a board of directors to manage the company if such limitations are included in the certificate of incorporation. Article V of the Charter reinforces that limitation, explicitly providing that only the Board of Directors can exercise the powers enumerated therein, and that no party other than the Board, including the stockholders, may alter or supersede such powers, including by adoption of a stockholder-initiated amendment to the Bylaws. Accordingly, not only does the Charter not include any limitations on the directors' powers to grant or re-price stock options, it expressly limits the power of the stockholders to interfere with the directors' exercise of such powers.

Finally, Section 141(a) of the DCGL gives specific effect to Article V's delegation of authority to the Board. Section 141(a) reads, in pertinent part, as follows:

> "If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person as shall be provided in the certificate of incorporation."

The Proponent proposes that the Company's stockholders amend the Bylaws "to require shareholder approval for any grants of stock options issued under the 1997 Equity Incentive Plan and/or any re-pricing of any outstanding options to named executive officers . . . ." The Proponent, therefore, proposes a stockholder-initiated Bylaw amendment that seeks, in effect, to trump Article V of the Charter. Such a stockholder-initiated Bylaw amendment, if adopted, would both improperly restrict the rights conferred upon the Board alone by Article V of the Charter, and inject the stockholders into an area that is the exclusive province of the Board. The Proposal, therefore, would be inconsistent with Article V of the Charter.

As noted above, under Section 109(b), no Bylaw may be inconsistent with the Charter. The cases interpreting the meaning of "inconsistent" as used in Section 109(b) of the DGCL hold that a bylaw will be deemed inconsistent with a certificate of incorporation if it is inconsistent with the corporate governance scheme established by that document, irrespective of the degree of specificity of the wording manifested in the certificate of incorporation. See, e.g., Oberly v.

Kirby, 592 A.2d at 458 ("we find that the by-law amendment in question is inconsistent with the overall structure of the [corporation] and with the specific requirements of Article EIGHTH Section 1"); Phillips v. Instituform of North America, Inc., Del. Ch., C.A. No. 9173, LEXIS at *8, Allen, C. (Aug. 27, 1987) ("It is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter. Section 109(b) of the Corporation Law codifies this basic proposition."); and Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 291 (Del. Ch. 1960) (bylaw provision permitting removal of directors without cause was held to be inconsistent with charter provision establishing staggered board because such provision "would frustrate the plan and purpose behind the provision of staggered terms and because it is incompatible with the pertinent language of the statute and the certificate").

The Proposal, if implemented, would in fact change the corporate governance scheme established by the Charter since that scheme clearly allocates to the Board the powers to manage the business and affairs of the Company -- including with respect to the grant and repricing of options -- not to the stockholders. Thus, the proposed stockholder-initiated Bylaw amendment would violate Section 109(b) of the DGCL since it is inconsistent with Article V of the Charter. Apart from Section 109(b), Section 141(a) of the DCGL requires that Article V's exclusive delegation of authority to the directors be given specific effect.

The Staff has consistently allowed omission of stockholder proposals that sought a stockholder vote on a stockholder-initiated bylaw amendment that was inconsistent with a company's certificate of incorporation. See, e.g., AlliedSignal, Inc. (January 29, 1999) (proposal to amend bylaws excludable under Rule 14a-8(i)(2) where bylaw was inconsistent with certificate of incorporation and therefore a violation of Delaware law); Dillard Dept. Store, Inc. (March 19, 1997) (same); and Weirton Steel Corp. (March 14, 1995) (same).

Accordingly, the Proponent's Proposal that the stockholders amend the Bylaws to limit the Board of Directors' power to grant or re-price stock options is properly excludable from the Company's proxy materials under Rules 14a-8(i)(2) as a violation of Delaware law.

2. Cell Pathways Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) states that a company may omit a stockholder proposal if the company would lack the power or authority to implement the proposal. Cell Pathways does not have the power or authority to implement a Bylaw amendment that violates Delaware law. Therefore, the Company lacks the power to implement the Proposal.

The Staff has consistently held that stockholder proposals that require the company to violate the law may be omitted pursuant to Rule 14a-8(i)(6). See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); and Whitman Corporation (February 15, 2000) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach an existing contract).

Accordingly, for the foregoing reasons, the Company believes that the Proposal is also excludable from the its proxy materials under Rule 14a-8(i)(6).

* * * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Ms. Norman is being notified that Cell Pathways does not intend to include the Proposal in its 2003 proxy materials.

The Company expects to file its definitive proxy materials with the Commission on or about April 18, 2003, the date on which the Company currently expects to begin mailing the proxy materials to its stockholders.

If you have any questions, please feel free to call me at (202) 739-5255 or Scott Museles of this office at (202) 739-5840. Thank you.

Very truly yours,



George G. Yearsich

Enclosures

cc: H. Patricia Norman (w/encls.)
942 St. Matthews Road
Chester Springs, PA 19425

Robert W. Stevenson (w/encls.)
Assistant Secretary
Cell Pathways, Inc.
702 Electronic Drive
Horsham, PA 19044

EXHIBIT A

December 18, 2002

Robert W. Stevenson, ESQ.
Vice President for Intellectual Property
Cell Pathways, Inc.
702 Electronic Drive
Horsham. PA 19044

Dear Mr. Stevenson:

By way of introduction, my name is H. Patricia Norman and I am a shareholder of Cell Pathways, Inc. (the Company). I am writing to you in your capacity as the Assistant Secretary for the Company to communicate a proposal I am making pursuant to §240.14a-8 under the Securities Exchange Act of 1934. I have attached hereto a statement from my broker, Morgan Stanley, as verification that as of the date of this letter I have continuously held at least $2,000 in market value of the Company's common stock for at least one year. I affirm that I intend to continue to hold these shares through the date of the next annual shareholder meeting. My shareholder proposal and supporting statement (which together are less than 500 words in accordance with the provisions of §240.14a-8(d) and which I request to be included in the Company's 2002 Proxy Statement in their entirety) are enclosed.

If you have any questions with respect to this request, you can contact me at my residence located at 942 St. Matthews Rd, Chester Springs, PA 19425.

Sincerely,

H. Patricia Norman

cc: Mr. Robert J. Towarnicki
CEO and Chairman of the Board
Cell Pathways, Inc.

Shareholder Proposal: *Amend the Bylaws to require shareholder approval for any grants of stock options issued under the 1997 Equity Incentive Plan and/or any re-pricing of any outstanding options to named executive officers covered by §229.402(a)(3)(i)-(ii) of Regulation S-K other than initial (inaugural) grants to new officers*

Supporting Statement: The executive officers covered by §229.402(a)(3)(i)-(ii) of Regulation S-K (i.e., executive officers named in the proxy) includes the Chief Executive Officer and the four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year. These executives constitute the management team responsible for creating shareholder value.

Stock options are intended to align management's interest with that of shareholders so that management participates in the creation of shareholder value. Awarding annual option grants to purchase shares at consistently declining exercise prices to the executives covered by §229.402(a)(3)(i)-(ii) of Regulation S-K is not in shareholders' interest because doing so continually lowers the bar for management to reap incentive-based financial rewards. Annual option grants at consistently reduced exercise prices also send a signal that management is not held responsible for the Company's eroding market capitalization.

From inception of the 1997 Equity Incentive Plan through December 31, 1999 options with respect to approximately 1.9 million shares were granted to all employees. In fiscal 2000 an additional 1.9 million options to purchase shares were granted, approximately 1.1 million of which were granted on November 28, 2000 with an exercise price of $5.25 per share. The November 28, 2000 grant occurred sixty-five days following the receipt of a Not Approvable letter from the FDA that caused an immediate 69% decrease in the share price and included 550,000 options granted to executives covered by §229.402(a)(3)(i)-(ii) of Regulation S-K which effectively re-priced all option grants previously awarded in fiscal 2000 with exercise prices ranging from $12.13 per share to $49.88 per share.

On December 14, 2001 another 807,695 options to purchase shares were granted, including another 375,000 options granted to the five most highly compensated senior officers covered by §229.402(a)(3)(i)-(ii) of Regulation S-K.

The November 28, 2000 option grant constituted a de facto re-pricing of previously issued options without having sought, or obtained, shareholder approval. Additionally, the 925,000 options granted to the named executive officers covered by §229.402(a)(3)(i)-(ii) of Regulation S-K during the fourteen-month period following September 25, 2000 shielded management from the full economic consequences of the decline of the stock price occurring during that period.

With the significant decline in the Company's stock price, awarding annual option grants with consistently lower exercise prices constitutes a de facto re-pricing scheme of existing options and should be subject to formal shareholder approval. In addition to undermining their purported usefulness as an incentive to create shareholder value, the awarding of option grants also dilutes shareholders' interest. Therefore, an affirmative vote of shareholders should be required prior to awarding any non-inaugural option grants to executives covered by §229.402(a)(3)(i)-(ii) of Regulation S-K.

Two Logan Square
Philadelphia, PA 19103

toll-free 800 488 2066
tel 215 963 3800
fax 215 963 3925

Morgan Stanley

December 16, 2002

Mrs. H. Patricia Norman
942 St. Matthews Rd.
Chester Springs, PA 19425

Re: 616-158138-049

Dear Mrs. Norman:

This letter serves as confirmation that you have held 6,400 shares of Cell Pathway stock continuously in your account since November 1, 2001.

Sincerely,



Jack D. Mitchell
Associate Vice President
Operations

EXHIBIT B

CERTIFICATE OF INCORPORATION
OF
CELL PATHWAYS HOLDINGS, INC.

I.

The name of the corporation is Cell Pathways Holdings, Inc. (the "Corporation").

II.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

A. The Corporation shall be authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares that the Corporation shall be authorized to issue is seventy-five million (75,000,000) shares. Seventy million (70,000,000) shares shall be Common Stock, each having a par value of One Cent ($.01). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of One Cent ($.01).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a "Preferred Stock Designation") pursuant to the Delaware General Corporation Law, to provide for such issuance, and to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Subject to the rights of any Preferred Stock then outstanding, each issued and outstanding share of Common Stock shall entitle the Holder thereof to receive such dividends as may be declared from time to time by the Board of Directors of the Corporation out of funds legally available therefor, and shall entitle the Holder thereof to share ratably with other Holders of Common Stock in all assets available for distribution in the event of any liquidation, dissolution or winding up of the Corporation. Each issued and outstanding share of Common Stock shall be identical to all other shares of that class, and shall entitle the Holder thereof to cast one vote on each matter submitted to a vote of the Corporation's stockholders. No Holder of Common Stock shall be entitled to any cumulative voting rights or to any preemptive rights upon the issuance or sale of any Securities.

V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors.

2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Each director shall serve beyond the term specified until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3. Subject to the rights of the holders of any series of Preferred Stock, a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock").

4. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding

sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

5. The Board of Directors shall designate and empower committees of the Board of Directors, shall elect and empower the officers of the Corporation, may appoint and empower other officers and agents of the Corporation, and shall determine the time, place and notice of Board meetings, quorum and voting requirements, and the manner of taking Board action. Subject to the other provisions of this Article V, the Board of Directors shall determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation, the powers specified in this Article V shall be exercised only by or under the direction of the Board of Directors and may be exercised or expressed in the form of resolution, Bylaw or other form of determination or exercise; and the form of the exercise of the power shall not derogate the status of the power exercised or imply that such exercise by the Board of Directors may be altered or superseded by any person, group or entity other than the Board of Directors.

B. 1. Subject to paragraph (h) of Section 43 of the Bylaws, the Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock. The Board of Directors shall also have the power to adopt, amend, or repeal Bylaws.

2. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

3. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws or by unanimous written consent of the stockholders.

4. Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

5. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

VI.

A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII.

IN WITNESS WHEREOF, this Certificate has been subscribed this 20th day of July, 1998 by the undersigned who affirms that the statements made herein are true and correct.



Sole Incorporator
Cathleen Johnston
Cooley Godward LLP
Suite 250
2595 Canyon Boulevard
Boulder, CO 80302

47695 v1/BD
10SV01!.DOC
071798/1338

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cell Pathways, Inc.
Incoming letter dated January 27, 2003

The proposal seeks to amend Cell Pathways' bylaws to require shareholder approval for any grants of stock options issued under the 1997 Equity Incentive Plan and/or any re-pricing of any outstanding options to named executive officers other than grants specified in the proposal.

We are unable to concur in your view that Cell Pathways may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Cell Pathways may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,



Katherine W. Hsu
Attorney-Advisor